Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash	$352,194	$444,759
Accounts receivable	205,802	311,595
Income tax recoverable	26,489	–
Inventory	25,438	24,245
Total current assets	609,923	780,599
Non-current assets:
Income tax recoverable	–	2,917
Property, plant and equipment	3,630,139	3,883,332
Intangibles	3,673	3,363
Goodwill	206,589	208,479
Total non-current assets	3,840,401	4,098,091
Total assets	$4,450,324	$4,878,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$217,817	$235,948
Income tax payable	–	7,836
Total current liabilities	217,817	243,784
Non-current liabilities:
Share based compensation (Note 6)	16,263	15,201
Provisions and other	14,542	14,520
Long-term debt (Note 3)	2,005,324	2,180,510
Deferred tax liabilities	220,678	303,466
Total non-current liabilities	2,256,807	2,513,697
Shareholders’ equity:
Shareholders’ capital (Note 4)	2,319,293	2,316,321
Contributed surplus	37,819	35,800
Deficit	(521,950)	(397,013)
Accumulated other comprehensive income (Note 5)	140,538	166,101
Total shareholders’ equity	1,975,700	2,121,209
Total liabilities and shareholders’ equity	$4,450,324	$4,878,690

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2016	2015	2016	2015
Revenue	$201,802	$364,089	$667,508	$1,210,671
Expenses:
Operating	137,935	226,055	419,914	737,402
General and administrative	21,748	23,702	78,765	96,956
Restructuring	708	3,301	5,754	13,543
Earnings before income taxes, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment and depreciation and amortization	41,411	111,031	163,075	362,770
Depreciation and amortization	96,998	125,236	288,858	361,461
Impairment of property, plant and equipment	–	79,573	–	79,573
Operating loss	(55,587)	(93,778)	(125,783)	(78,264)
Impairment of goodwill	–	16,968	–	16,968
Foreign exchange	(1,402)	(12,510)	6,933	(32,598)
Finance charges (Note 7)	34,673	34,783	104,071	86,813
Gain on repurchase of unsecured senior notes (Note 3)	(5,108)	–	(9,981)	–
Loss before income taxes	(83,750)	(133,019)	(226,806)	(149,447)
Income taxes:
Current	(9,999)	818	(24,358)	8,334
Deferred	(26,374)	(47,137)	(77,511)	(65,297)
	(36,373)	(46,319)	(101,869)	(56,963)
Net loss	$(47,377)	$(86,700)	$(124,937)	$(92,484)
Net loss per share: (Note 8)
Basic	$(0.16)	$(0.30)	$(0.43)	$(0.32)
Diluted	$(0.16)	$(0.30)	$(0.43)	$(0.32)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2016	2015	2016	2015
Net loss	$(47,377)	$(86,700)	$(124,937)	$(92,484)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	17,895	182,303	(130,096)	347,683
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(15,467)	(133,400)	104,533	(259,985)
Comprehensive loss	$(44,949)	$(37,797)	$(150,500)	$(4,786)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2016	2015	2016	2015
Cash provided by (used in):
Operations:
Net loss	$(47,377)	$(86,700)	$(124,937)	$(92,484)
Adjustments for:
Long-term compensation plans	983	(2,091)	16,072	10,616
Depreciation and amortization	96,998	125,236	288,858	361,461
Impairment of property, plant and equipment	–	79,573	–	79,573
Impairment of goodwill	–	16,968	–	16,968
Gain on repurchase of unsecured senior notes (Note 3)	(5,108)	–	(9,981)	–
Foreign exchange	(2,563)	(13,820)	8,974	(34,197)
Finance charges	34,673	34,783	104,071	86,813
Income taxes	(36,373)	(46,319)	(101,869)	(56,963)
Other	425	(58)	565	1,291
Income taxes paid	(2,512)	(1,398)	(13,087)	(11,186)
Income taxes recovered	536	–	603	1,111
Interest paid	(8,685)	(7,500)	(78,194)	(70,693)
Interest received	691	554	2,834	15,277
Funds provided by operations	31,688	99,228	93,909	307,587
Changes in non-cash working capital balances	(14,173)	(38,179)	56,445	138,477
	17,515	61,049	150,354	446,064
Investments:
Purchase of property, plant and equipment	(78,162)	(53,592)	(158,747)	(392,459)
Proceeds on sale of property, plant and equipment	2,125	1,085	5,830	7,559
Income taxes recovered	–	–	2,917	55,138
Changes in non-cash working capital balances	9,394	(3,985)	(9,890)	(158,261)
	(66,643)	(56,492)	(159,890)	(488,023)
Financing:
Repurchase of unsecured senior notes (Note 3)	(55,916)	–	(64,325)	–
Debt issue costs	(59)	–	(1,214)	(975)
Dividends paid	–	(20,504)	–	(61,499)
Issuance of common shares on the exercise of options	12	–	1,926	93
	(55,963)	(20,504)	(63,613)	(62,381)
Effect of exchange rate changes on cash and cash equivalents	1,606	21,127	(19,416)	51,732
Increase (decrease) in cash and cash equivalents	(103,485)	5,180	(92,565)	(52,608)
Cash and cash equivalents, beginning of period	455,679	433,693	444,759	491,481
Cash and cash equivalents, end of period	$352,194	$438,873	$352,194	$438,873

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 5)	Deficit	Total equity
Balance at January 1, 2016	$2,316,321	$35,800	$166,101	$(397,013)	$2,121,209
Net loss for the period	–	–	–	(124,937)	(124,937)
Other comprehensive loss for the period	–	–	(25,563)	–	(25,563)
Share options exercised (Note 4)	2,972	(1,046)	–	–	1,926
Share based compensation expense (Note 6)	–	3,065	–	–	3,065
Balance at September 30, 2016	$2,319,293	$37,819	$140,538	$(521,950)	$1,975,700

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings (deficit)	Total equity
Balance at January 1, 2015	$2,315,539	$31,109	$46,292	$48,426	$2,441,366
Net loss for the period	–	–	–	(92,484)	(92,484)
Other comprehensive income for the period	–	–	87,698	–	87,698
Dividends	–	–	–	(61,499)	(61,499)
Share options exercised	142	(49)	–	–	93
Shares issued on redemption of non-management directors’ DSUs	640	(324)	–	–	316
Share based compensation expense (Note 6)	–	3,884	–	–	3,884
Balance at September 30, 2015	$2,316,321	$34,620	$133,990	$(105,557)	$2,379,374

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2015.
These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2015 which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee.
These condensed consolidated interim financial statements were approved by the Board of Directors on October 20, 2016.

(b) Seasonality
Precision has operations that are carried on in Canada which represent approximately 43% (2015 - 41%) of consolidated total assets as at September 30, 2016 and 37% (2015 - 36%) of consolidated revenue for the nine months ended September 30, 2016. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

(c) Reclassification of prior period amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

NOTE 3. LONG-TERM DEBT
	September 30,	December 31,
	2016	2015
Secured credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$621.8 million)	815,551	899,600
6.5% senior notes due 2021 (US$371.8 million)	487,731	553,600
5.25% senior notes due 2024 (US$400 million)	524,680	553,600
6.5% senior notes due 2019	200,000	200,000
	2,027,962	2,206,800
Less net unamortized debt issue costs	(22,638)	(26,290)
	$2,005,324	$2,180,510

During 2016 Precision repurchased and cancelled US$28.2 million of the 6.625% senior notes due 2020 and US$28.2 million of the 6.5% senior notes due 2021 for an aggregate purchase price of US$48.9 million.

During April 2016, Precision agreed with its lending group to amend certain financial covenants governing its senior credit facility. This amendment among other things: (i) temporarily reduces the Adjusted EBITDA (as defined in the debt agreement) to interest expense coverage ratio of greater than 2:1 to 1.5:1 for the period up to and including June 30, 2018, reverting to 2.5:1 thereafter until maturity of the facility; (ii) permits second lien debt up to US$400 million subject to certain terms and conditions; (iii) amends certain negative covenants to, among other things, prevent distributions during the covenant relief period; (iv) adds a new covenant which limits borrowing on the facility to draw a maximum of $50 million on the facility if the only purpose is to accumulate cash; (v) adds a new covenant that restricts the repurchase and redemption of unsecured debt subject to a pro-forma minimum liquidity of US$500 million.
At September 30, 2016, we were in compliance with the covenants of our secured credit facility and unsecured senior notes. Included in the covenants for the unsecured senior notes is a requirement to maintain an Adjusted EBITDA (as defined in the note agreements) to interest coverage ratio of 2:1 for the most recent four consecutive quarters. Based on our projections for the fourth quarter of 2016, the possibility exists that we will not meet the minimum 2:1 ratio this covenant requires. If this occurs, it would limit our ability to incur additional indebtedness, except as permitted under the agreements, until such time as we are in compliance but would not restrict our access to available funds under the secured credit facility or to refinance existing debt. Furthermore, it does not give rise to any cross-covenant violations, give the lenders the right to demand repayment of any outstanding portion of the senior notes prior to the stated maturity dates, nor provide any other forms of recourse to the lenders.

Long-term debt obligations at September 30, 2016 will mature as follows:

2019	$200,000
2020	815,551
Thereafter	1,012,411
$2,027,962

NOTE 4. SHAREHOLDERS’ CAPITAL
	Number	Amount
Common shares
Balance December 31, 2015	292,912,090	$2,316,321
Options exercised:
Cash consideration	326,768	1,926
Reclassification from contributed surplus	-	1,046
Balance September 30, 2016	293,238,858	$2,319,293

NOTE 5. ACCUMULATED OTHER COMPREHENSIVE INCOME
	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
Balance, December 31, 2015	$663,886	$(497,785)	$166,101
Other comprehensive income (loss)	(130,096)	104,533	(25,563)
Balance, September 30, 2016	$533,790	$(393,252)	$140,538

NOTE 6. SHARE BASED COMPENSATION PLANS
Liability Classified Plans

	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non-Management Directors’ DSUs(c)	Total
Balance, December 31, 2015	$10,459	$19,624	$6	$2,383	$32,472
Expensed during the period	4,435	5,566	(3)	630	10,628
Payments	(5,729)	(9,474)	–	–	(15,203)
Balance, September 30, 2016	$9,165	$15,716	$3	$3,013	$27,897

Current	$5,824	$5,807	$3	$–	$11,634
Long-term	3,341	9,909	–	3,013	16,263
	$9,165	$15,716	$3	$3,013	$27,897

 (a) Restricted Share Units and Performance Share Units
 A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:
	RSUs Outstanding	PSUs Outstanding
December 31, 2015	2,896,818	4,898,455
Granted	1,872,250	3,404,650
Redeemed	(1,301,318)	(1,124,700)
Forfeitures	(297,773)	(652,316)
September 30, 2016	3,169,977	6,526,089

(b) Share Appreciation Rights
A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2015	343,132	$15.22 – 17.38	$15.93	343,132
Forfeitures	(89,756)	15.22 – 17.38	17.22
September 30, 2016	253,376	$15.22 – 15.79	$15.47	253,376

(c)  Non-Management Directors – Deferred Share Unit Plan
A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2015	428,028
Granted	142,683
September 30, 2016	570,711

Equity Settled Plans

(d)  Non-Management Directors
Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement.
Deferred share units outstanding as at December 31, 2015 and September 30, 2016 were 195,743.

(e) Option Plan

A summary of the activity under the option plan is presented below:
Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2015	6,168,596	$5.22	–	14.50	$8.93	3,870,673
Granted	615,200	4.46	–	4.46	4.46
Exercised	(295,768)	5.22	–	5.85	5.85
Forfeitures	(299,356)	5.85	–	11.16	7.57
September 30, 2016	6,188,672	$4.46	–	14.50	$8.70	4,369,155

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2015	4,582,237	$4.95	–	15.21	$8.30	2,468,185
Granted	2,130,700	3.21	–	5.02	3.30
Exercised	(31,000)	4.95	–	4.95	4.95
Forfeitures	(1,326,300)	3.21	–	10.74	6.83
September 30, 2016	5,355,637	$3.21	–	15.21	$6.70	2,644,893

The per option weighted average fair value of the share options granted during 2016 was $1.79 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 50%. Included in net loss for the three and nine months ended September 30, 2016 is an expense of $1.1 million (2015 - $1.3 million) and $3.1 million (2015 - $3.9 million), respectively.

NOTE 7. FINANCE CHARGES
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Interest:
Long-term debt	$33,301	$33,993	$102,072	$97,990
Other	108	76	389	789
Income	(691)	(427)	(2,945)	(15,258)
Amortization of debt issue costs	1,955	1,141	4,555	3,292
Finance charges	$34,673	$34,783	$104,071	$86,813

NOTE 8. PER SHARE AMOUNTS
The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted earnings per share:
	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
Net loss - basic and diluted	$(47,377)	$(86,700)	$(124,937)	$(92,484)

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands)	2016	2015	2016	2015
Weighted average shares outstanding – basic	293,238	292,912	293,098	292,866
Effect of stock options and other equity compensation plans	–	–	–	–
Weighted average shares outstanding – diluted	293,238	292,912	293,098	292,866

NOTE 9. SEGMENTED INFORMATION
The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended September 30, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$178,463	$24,158	$–	$(819)	$201,802
Operating loss	(34,463)	(6,023)	(15,101)	–	(55,587)
Depreciation and amortization	86,643	6,759	3,596	–	96,998
Total assets	3,849,729	197,835	402,760	–	4,450,324
Goodwill	206,589	–	–	–	206,589
Capital expenditures	76,966	64	1,132	–	78,162

Three months ended September 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$324,067	$42,961	$–	$(2,939)	$364,089
Operating earnings (loss)	4,020	(83,983)	(13,815)	–	(93,778)
Depreciation and amortization	113,429	8,714	3,093	–	125,236
Impairment of property, plant and equipment	–	79,573	–	–	79,573
Total assets	4,609,682	242,783	416,515	–	5,268,980
Goodwill	207,459	–	–	–	207,459
Capital expenditures	52,243	527	822	–	53,592
Nine months ended September 30, 2016	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$601,080	$69,343	$–	$(2,915)	$667,508
Operating loss	(47,034)	(24,576)	(54,173)	–	(125,783)
Depreciation and amortization	257,334	20,537	10,987	–	288,858
Total assets	3,849,729	197,835	402,760	–	4,450,324
Goodwill	206,589	–	–	–	206,589
Capital expenditures	153,417	1,112	4,218	–	158,747

Nine months ended September 30, 2015	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter-Segment Eliminations	Total
Revenue	$1,072,075	$144,632	$–	$(6,036)	$1,210,671
Operating earnings (loss)	78,397	(95,094)	(61,567)	–	(78,264)
Depreciation and amortization	325,667	26,178	9,616	–	361,461
Impairment of property, plant and equipment	–	79,573	–	–	79,573
Total assets	4,609,682	242,783	416,515	–	5,268,980
Goodwill	207,459	–	–	–	207,459
Capital expenditures	386,120	2,306	4,033	–	392,459

The Corporation’s operations are carried on in the following geographic locations:
Three months ended September 30, 2016	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$75,620	$91,177	$36,870	$(1,865)	$201,802
Total assets	1,910,549	1,835,423	704,352	–	4,450,324
Three months ended September 30, 2015	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$143,482	$172,446	$50,766	$(2,605)	$364,089
Total assets	2,147,060	2,382,198	739,722	–	5,268,980
Nine months ended September 30, 2016	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$246,096	$310,097	$116,951	$(5,636)	$667,508
Total assets	1,910,549	1,835,423	704,352	–	4,450,324
Nine months ended September 30, 2015	Canada	United States	International	Inter-Segment Eliminations	Total
Revenue	$440,329	$610,280	$174,769	$(14,707)	$1,210,671
Total assets	2,147,060	2,382,198	739,722	–	5,268,980

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS
The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at September 30, 2016 was approximately $1,850 million (December 31, 2015 - $1,736 million).
Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION
STOCK EXCHANGE LISTINGS
Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada
 Calgary, Alberta
TRANSFER POINT
Computershare Trust Company NA
 Canton, Massachusetts
Q3 2016 TRADING PROFILE
Toronto (TSX: PD)
High: $7.00
Low: $4.66
Close: $5.48
Volume Traded: 102,179,001
New York (NYSE: PDS)
High: US$5.56
Low: US$3.51
Close: US$4.18
Volume Traded: 126,055,500
ACCOUNT QUESTIONS
Precision’s Transfer Agent can help you with a variety of shareholder related services, including:
• change of address
• lost unit certificates
• transfer of shares to another person
• estate settlement
Computershare Trust Company of Canada
100 University Avenue
9th Floor, North Tower
Toronto, Ontario M5J 2Y1
 Canada
1-800-564-6253 (toll free in Canada and the United States)
1-514-982-7555 (international direct dialing)
Email: service@computershare.com
ONLINE INFORMATION
To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com and on the EDGAR website www.sec.gov.
CORPORATE INFORMATION

DIRECTORS
William T. Donovan
Brian J. Gibson
Allen R. Hagerman, FCA
Catherine J. Hughes
Steven W. Krablin
Stephen J.J. Letwin
Kevin O. Meyers
Kevin A. Neveu
Robert L. Phillips

OFFICERS
Kevin A. Neveu
President and Chief Executive Officer

Niels Espeland
President, International

Douglas B. Evasiuk
Senior Vice President, Sales and Marketing

Veronica Foley
Senior Vice President, General Counsel and Corporate Secretary

Carey Ford
Senior Vice President and Chief Financial Officer

Darren J. Ruhr
Senior Vice President, Corporate Services

Gene C. Stahl
President, Drilling Operations

AUDITORS
KPMG LLP
Calgary, Alberta

HEAD OFFICE
Suite 800, 525-8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403-716-4500
Facsimile: 403-264-0251
Email: info@precisiondrilling.com
www.precisiondrilling.com